UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
DCFC Holdings, LLC

Legal status of issuer

　　Form
　　Limited Liability Company

　　Jurisdiction of Incorporation/Organization
　　Michigan

　　Date of organization
　　January 1, 2015

Physical address of issuer
3401 E. Lafayette, Detroit, MI 48216

Website of issuer
http://www.detcityfc.com

Current number of employees
61

Summary financial information is provided below for the most recent fiscal year ended December 31, 2024 and prior fiscal year ended December 31, 2023.

	Most recent fiscal year-end December 31, 2024	Prior fiscal year-end December 31, 2023
Total Assets	$24,282,310	$6,966,904
Cash & Cash Equivalents	$1,286,496	$1,620,115
Accounts Receivable	$219,740	$90,000
Short-term Debt	$0	$62,640
Long-term Debt	$21,357,322	$1,060,688
Revenues/Sales	$5,403,660	$4,464,786
Cost of Goods Sold	$1,116,721	$672,097
Taxes Paid	$0	N/A
Net Income	$13,212,548	-$2,277,265

August 8, 2025

FORM C-AR

DCFC HOLDINGS, LLC



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2024

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by DCFC Holdings, LLC, a Michigan limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC"), pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (Regulation CF), for the fiscal year ended December 31, 2024.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.detcityfc.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 8, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the exhibits hereto.

DCFC Holdings, LLC, referred to herein as the "Company," as well as references to "we," "us," or "our", is a Michigan limited liability company that was formed on January 1, 2015.

The Company is located at 3401 E. Lafayette, Detroit, MI 48216.

The Company's website is https://www.detcityfc.com/.

The information available on or through our website is not a part of this Form C-AR.

The Company owns and operates Detroit City Football Club (the "Team," the "Club," or "Detroit City Football Club"), a men's professional soccer team playing in the USL Championship Soccer League in North America, and a women's soccer team playing in the USL W League. The Company manages and licenses its trademark portfolio associated with the Team. The Company also organizes adult recreational soccer leagues and youth league soccer throughout Michigan.

DIRECTORS, OFFICERS AND EMPLOYEES

Managers and Officers

The managers of the board of managers and officers of the Company are listed below along with (i) all positions and offices held by such individual at the Company, (ii) the principal occupation of such individual, (iii) the educational background and qualifications of such individual, and (iv) the employment responsibilities of such individual for the past three (3) years.

Sean Mann, Manager and Chief Executive Officer (2011 – Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Chief Executive Officer, Founder & Co-Owner
Detroit City FC
2011 – Current

Education:

University of Bristol (MSc International Relations)
Kalamazoo College (BA History and Physics)

Alexander Wright, Manager and Chief Creative Officer (2011 – Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

President and Lead Producer at Good Problem Productions

Education:

University of Michigan (BA Degree, Film & Video, Italian)

Todd Kropp, Manager and Chief Operating Officer (2011 – Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Group Practice Director Henry Ford Health System
May 2017 – October 2019

Education:

University of Michigan (Master's degree, Health Management & Policy)
Allegheny College (BA Degree, Political Science/Mathematics)

David Dwaihy, Manager (2011 – Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

University Liggett School
September 2002 – Present

Education:

Kalamazoo College (BA Degree, Mathematics)

Mike Lasinski, Manager (2018-Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Senior Managing Director, Ankura
December 2019 - Present

Education:
University of Michigan (B.S.E.E., Electrical Engineering) (MBA, Finance, Accounting)

Matthew Schrecengost, Manager (2021- Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Chief Operation Officer, Jump Trading

Education:

Furman University (Bachelor of Art)
Depaul University (Masters of Business Administration)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company had 61 employees in Michigan, as of December 31, 2024.

BUSINESS AND BUSINESS PLAN

Description of the Business

The Company owns and operates the Team, a men's professional soccer team playing in the USL Championship Soccer League in North America, and a women's soccer team playing in the USL W League. The Company also organizes adult recreational soccer leagues and youth league soccer throughout Michigan.

History of the Business

Detroit City Football Club was founded in 2012 as an amateur soccer team in Detroit, Michigan. Over the years, the Team has progressed to professional status, playing in the USL Championship league, the division II league in the U.S. Soccer hierarchy. The club motto, Passion for Our City, Passion for the Game, evokes the three ideas the grassroots organization was built upon: to satisfy the demand for soccer in Detroit, represent the City in a positive light, and build community through "the beautiful game."

The Company's Services

Product / Service	Description	Current Market
Ticket Sales	The core driver of all revenue for the organization is in-person attendance through ticket sales. Keyworth Stadium allows the club to sell up to 7,231 tickets per game when there are no pandemic related restrictions in place.	In 2024, the Club offered a variety of ticketing options, with prices reflecting the increased demand and competitive nature of the USL Championship. Single-game tickets ranged **from $15 to $85**, depending on the seating location. The Club also offered season ticket memberships with tiered pricing, providing fans with a more affordable option and a guaranteed seat for all home matches. These changes have not only bolstered our financial health but also placed us on a more competitive footing within the league.
Corporate Partnership Revenue	Partnerships with other business entities looking to engage the Club's fanbase is one of the key sources of revenue for the Club. This engagement primarily takes place through in-stadium activations, television broadcasts, and social media.	The move to USL Championship brought greater exposure to the Club's sponsorship assets, increasing their value. However most sponsorships were sold in Fall 2021 prior to the change in leagues, meaning they were undervalued given the increased exposure.

Product / Service	Description	Current Market
Merchandise Sales	The Company offers a range of team apparel and branded accessories.	For the 2024 season, the Company sold team merchandise at its retail shop at City Fieldhouse, at all home matches, through its online store, and new retail store opened in Downtown Detroit on Capitol Park. With the new retail space, larger matchday attendance, and more quality offerings, the Club saw a 3.2% increase in gross merchandise sales
Youth and Recreational Soccer	The Detroit City Futbol League is the adult coed recreational soccer league and is a subsidiary of the Company. In addition, the Company has partnered with four youth soccer organizations who participate as youth affiliates.	The Company saw its recreational and youth soccer programs in 2024 meet and exceed pre-pandemic levels. The Company continues to look at opportunities for expanding its footprint in southeastern Michigan through additional partnerships with like-minded youth soccer organizations.

Competition

Given that the Team's season overlaps with Major League Baseball, the National Basketball Association, and to a limited extent, the National Football League and the National Hockey League, the Company's primary competitors for viewers and ticket purchasers are the other professional sporting organizations in Michigan. Through its agreement with the USL Championship, the Team has an exclusive territory located in Southeastern Michigan, which prevents other division II soccer teams in the USL system from competing for the Team's principal fan base.

Customer Base

The Company's customer base is one of the most passionate and loyal in all of U.S. professional sports. The Team's matches are often near capacity crowds, and the stands are filled with passionate supporters. The Team's matches are televised across the State of Michigan, as well as nationally on ESPN+, and the market share for these televised matches has increased dramatically.

Intellectual Property

Trademarks:

Application or Registration #	Goods / Services	Mark	Registration Date	Country
4745317	Classes: 6, 21, 25 & 41	**DETROIT CITY FC**	5/26/2015	United States
4745316	Classes: 25 & 41	**DETROIT CITY FOOTBALL CLUB**	5/26/2015	United States
4815673	Classes: 25 & 41	**DCFC**	9/22/2015	United States
4599946	Class: 16		9/9/2014	United States

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Alcohol sales at games	Michigan Liquor Control Commission	License	one-day non-profit licenses on match by match basis	April 2021
Fire Inspection	City of Hamtramck	Inspection		April 2021

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities with the following terms:

Type of security	Class A Units
Amount outstanding	117,525
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	Class B Units
Amount outstanding	12,000
Voting Rights	No
Anti-Dilution Rights	No

Ownership

David Dwaihy, Todd Kropp, Sean Mann, Alexander Wright, A2 Intellectual Properties, LLC, H Block LLC, and Richert Family LLC, together, are all of the owners of Class A Units of the Company.

XX Investments, LLC is the owner of the Class B Units of the Company.

Listed below are the beneficial owners of the Company's outstanding units, along with their respective percentage interests.

Name	Percentage Owned
David Dwaihy	11.86%
Todd Kropp	11.86%

Name	Percentage Owned
Sean Mann	11.86%
Alexander Wright	11.86%
A2 Intellectual Properties, LLC	11.86%
H Block, LLC	24.03%
Richert Family LLC	7.41%
XX Investments, LLC	9.26%

RISK FACTORS

Risks Related to the Company's Business and Industry, Its Plans and Operations

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our programs or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience and talent to attract ticket sales, merchandise, and additional sponsorships.

Recruiting and retaining highly qualified personnel and players is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. If we experience difficulties in hiring and retaining personnel in key positions, the team could not be as competitive, and we could lose customers and sales, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Additionally, a significant component of the Company's operations correlates to the quality of players attached to the Team. The Team will likely perform better if it is made up of high quality players. If the Team performs well, this will likely result in more revenue for the Company stemming from ticket sales, merchandise and additional sponsorships.

Injuries incurred by players could negatively impact the Team's performance and the Company's revenue; injuries incurred by the Team's patrons could negatively impact the Company's reputation.

Player injuries are a risk taken on by all professional sports teams and the Team's players are not immune. If a member of the Team is injured, it may weaken the performance of the Team as a whole and detract from game day attendance and correspondingly revenue for the Company. An additional risk specific to the Company also applies to the fans attending the Team's games. Game attendees are often exuberant fans and show their support for the Team in ways that may unintentionally cause injury to other patrons. This could lead to liability claims, which in turn could harm the Company's reputation and be costly.

The Company faces intense direct and indirect competition from other sports venues and recreational venues located in Detroit; increased competition in these areas could have a negative impact on the Company's performance.

The sports and entertainment industry is highly competitive. There are a great number of businesses in the Detroit metropolitan area that compete directly and indirectly with the Company, including bars, restaurants, and professional, collegiate, and amateur sports teams. Many of these entities are larger and have significantly greater financial resources than does the Company. These businesses along with other entertainment establishments, including bowling, billiards, and other recreational activities may draw from the same crowd as the Company does. In addition to this existing competition, the Company may face additional competition in the future, which may have an adverse effect on the profitability of the Company.

Forward-looking projections regarding Company operations and performance may not materialize into actual Company performance and results.

The projected results of the Company's business operations as reflected in the Form C filed in 2020 are based upon certain assumptions and estimates made by the Company. Actual future financial performance and operating results of the Company will be subject to fluctuations resulting from a number of factors, many of which are outside the Company's control. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

The Company does not have "key person" insurance, and the loss of any of the key people could have a negative impact on the Company.

The success of the Company is dependent on the creative vision of the owners and the creative efforts of a limited number of key people. The Company has not purchased "key person" insurance on any individual. The Company has also not made any arrangements to replace any individual in the event of death or disability. The loss of an owner or key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our branding, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and a diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend, and expand our brand. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our offerings, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition, and results of operations could be adversely affected.

The unknown future of the economy.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis, among other, the Risk Factors discussed in this Form C-AR.

The Company relies on key personnel.

The Company's success depends substantially on the efforts of the Board of Managers (the "Board") of the Company. The Company does not have an established plan to replace these persons in the case of death or disability, although this risk is mitigated to some extent by the skills and experiences of the other members of the Board. The Company's success also depends on its ability to recruit, train, and retain qualified staff. The loss of the services of any key personnel or the Company's inability to recruit, train, and retain qualified staff may have a material adverse effect on the Company's business and financial condition.

The control of the Company and all of its operations are, and will remain, solely with its Board and Class A Members, and investors have no voting rights.

Investors must rely upon the judgment and skills of such persons. Purchasers of the securities will have no vote and no control over the management and affairs of the Company. As investors in the offering conducted by the Company in 2021 pursuant to Regulation CF (the "2021 Offering") only purchased Class B Units, which have no voting rights, investors must rely on members holding Class A Units (i) to elect qualified managers and (ii) rely on the Board to make strategic and operational decisions that will enable the Company to succeed.

Risks Related to Regulation Crowdfunding and the Securities

The SEC does not pass upon the merits of any securities offered or the terms of the 2021 Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the SEC's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it is related to the 2021 Offering.

Neither the 2021 Offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon the 2021 Offering, the Company, or any of the securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the 2021 Offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on the securities offered in the 2021 Offering and the Company is not required to pay cash distributions to its investors.

No assurance can be given that investors will realize a substantial return on investment, or any return at all, or that investors will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read all disclosure materials in connection with the 2021 Offering, this Form C-AR in its entirety, and all exhibits attached hereto. The Company is not required to, and there is no guarantee that the Company will pay cash distributions on the securities in any year or at all. Investors may be required to hold their investment indefinitely without receiving any cash distributions.

Investors will have limited opportunities for exit.

Investors have very limited opportunities for exit, it is unlikely that there will ever be substantial secondary market trading in the Company's securities, and investors' ability to sell their securities are further limited by significant transfer restrictions under applicable securities laws and the terms of the subscription agreement submitted in connection with the 2021 Offering.

INDEBTEDNESS

The Company has the following debt outstanding:

Type of debt	Private loans
Name of creditor	Individual lenders - 24 total
General Ledger Account Balance (as of 12/31/2024)	Approximately $20.5 million
Interest rate	The interest rate for most loans is 6%, while the overall range of interest rates is from 2% to 12%
Amortization schedule	Initiated in 2019, 5.5 year term with 6 month initial interest only
Describe any collateral or security	Most loans are unsecured, while a few are secured by an interest in the Company's stadium property or a continuing security interest in the Company's assets and property
Maturity date	Most loans mature in 2029, while the earliest maturity date is in 2025
Other material terms	None

Type of debt	SBA EIDL Loan
Name of creditor	SBA U.S. Treasury
Amount outstanding (as of 12/31/2024)	$500,000
Interest rate	3.75% interest
Amortization schedule	Initiated 5/20/20, 30 year term
Describe any collateral or security	The loan is secured by all of the Company's tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance

	receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest includes all accessions, attachments, accessories, parts, supplies and replacements for the collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity date	5/20/2050
Other material terms	None

The total amount of outstanding debt of the Company as of December 31, 2024 was approximately $21 million.[1]

---

[1] Note: Most new debt is in the forFm of convertible notes that were used to purchase land related to the stadium project.

PAST EXEMPT OFFERINGS OF THE COMPANY

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offerings
Class A Units	11,245	$4,000,000	Sales, Marketing, Upkeep and Inventory	March 28, 2022	4(a)(2)
Class A Units	8,635	$2,500,00	Sales, Marketing, Upkeep and Inventory	December 23, 2022	4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as (i) any manager or officer of the Company; (ii) any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) any promoter of the Company; (iv) any immediate family member of any of the foregoing persons; or (v) an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Good Problem Productions, LLC: video productions services.
- Detroit City Clubhouse, LLC: team meals, concessionaire for home match days.
- Detroit City Fieldhouse, LLC: rent for front office space, club shop, and team locker room.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

FINANCIAL INFORMATION

Please see the summary financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Results of Operations

Since the conclusion of the Regulation CF raise, the Company has continued to grow with the move to the USL for the 2024 season. The Company now operates under greater minimum standards established by the league as well as a higher level of professionalism on and off the field across the organization with new hires among the front office and technical staff.

Liquidity and Capital Resources

On January 28, 2021 the Company conducted an offering pursuant to Regulation CF and raised $1,485,000.00.

On March 28, 2022 the company raised $4,000,000.00 through a private offering pursuant to the section 4(a)(2) exemption. On December 23, 2022 the company raised an additional $2,500,000.00 through private offering pursuant to the section 4(a)(2) exemption. These capital raises provided capital operating funds for playing in a higher level league.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: SBA Loan.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board.

Material Changes and Other Information

None.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any investor during the one-year holding period beginning when the securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC, or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

COMPLIANCE WITH REPORTING OBLIGATIONS

The Company filed a late Form C-AR for the fiscal year ended December 31, 2021 and a late Form C-AR for the fiscal year ended December 31, 2023, but has otherwise not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

DCFC HOLDINGS, LLC

By:/s/ Sean Mann

Sean Mann, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated. Mr. Mann, Mr. Kropp, Mr. Wright, and Mr. Dwaihy comprise a majority of the members of the Company's Board of Managers.

Name and Signature	Title	Date
/s/ Sean Mann Sean Mann	Chief Executive Officer & Manager	August 8, 2024
/s/ Todd Kropp Todd Kropp	Chief Operating Officer & Manager	August 8, 2024
/s/ Alexander Wright Alexander Wright	Chief Creative Officer & Manager	August 8, 2024
/s/ David Dwaihy David Dwaihy	Manager	August 8, 2024

I, Sean Mann, being the Chief Executive Officer of DCFC Holdings LLC, a Michigan limited liability company (the "Company"), hereby certify as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2024 and the related statements of income (deficit), members' capital and cash flows for the year ended December 31, 2024 and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects.

/s/Sean Mann
(Signature)

Sean Mann
(Name)

Chief Executive Officer
(Title)

August 8, 2025
(Date)

EXHIBITS

Exhibit A   Financial Statements

Index to Financial Statements

DCFC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE		2024
Sponsorships	$	1,593,962
Ticketing and parking	$	2,246,220
Merchandise	$	1,158,070
Concessions fees	$	182,373
Other	$	223,036
Total Revenue	**$**	**5,403,661**
Cost of sales	$	1,116,721
Gross Profit	**$**	**4,286,940**
Operating expenses	$	7,500,075
Operating loss	**$**	**(3,213,135)**
Other expense	$	587
Net Loss	**$**	**(3,212,548)**

DCFC HOLDINGS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE		2023
DCFL	$	64,316
Ticket Revenue	$	1,743,208
Merchandise	$	925,180
Concessions	$	143,475
Youth soccer programs	$	105,358
Sponsorship - general	$	1,483,250
Total Gross Revenue	**$**	**4,464,786**

COST OF GOODS SOLD		
Tickets	$	80,424
Merchandise	$	552,996
Concessions	$	-
Sponsorship	$	38,676
Total COGS	**$**	**672,097**

Gross Profit	**$**	**3,792,689**

EXPENSES		2023
Staff travel	$	34,383
Facility maintenance	$	115,619
Office lease	$	131,094
Office expenses	$	107,085
Professional services (legal, accounting)	$	158,742
Soccer equipment & field maintenance	$	17,144
Training facility fees	$	10,234
Men's player housing & meals	$	134,014
Wages (FO, players, coaching staff)	$	2,996,775
Home game costs	$	243,301
Team Travel	$	676,727
Marketing & advertising	$	140,888
Uniforms & team gear	$	137,992

League fees	$	597,116
Workers comp insurance	$	48,429
Match day broadcast & media	$	338,574
Insurance coverage	$	6,566
USL Academy	$	80,490
DCFL/Youth misc expenses	$	27,134
Supplies	$	40,142
Interest expense	$	27,506
Total Operating Expenses	**$**	**6,069,954**
Operating Income (Loss)	**$**	**(2,277,265)**

DCFC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (AUDITED)

AS OF DECEMBER 31, 2024

	As of December 31, 2024
ASSETS	
Current Assets	
Cash and cash equivalents	$ 661,496
Restricted cash	$ 625,000
Accounts receivable, less allowance for credit losses of approximately $109,000	$ 219,740
Inventory	$ 295,068
Prepaid expenses	$ 272,659
Total Current Assets	**$ 2,073,963**
Net property and equipment	$ 18,343,360
Net operating lease right-of-use assets	$ 401,679
Net intangible assets	$ 3,463,309
Total Assets	**$ 24,282,311**
LIABILITIES AND MEMBERS' DEFICIT	
Current Liabilities	
Accrued expenses	$ 2,667,676
Deferred revenue	$ 633,380
Current portion of long-term debt	$ 7,517,990
Current portion of operating lease obligations	$ 125,335
Total Current Liabilities	**$10,944,381**
Long-term debt, net of current portion	$13,562,991
Operating lease obligations, net of current portion	$ 276,344
Total Liabilities	**$ 24,783,716**
Members' deficit	$ (501,405)
Total Liabilities and Members' Deficit	**$ 24,282,311**

DCFC HOLDINGS, LLC

BALANCE SHEETS

AS OF DECEMBER 31, 2023

	As of December 31, 2023
ASSETS	
Current Assets	
Bank Accounts	$ 1,620,115.41
Accounts Receivable	90,004.00
Other Current Assets	354,149.11
Fixed Assets	
Accum. Amortization	-599,165.88
Accum. Depreciation	-794,883.48
Fixed Assets	907,548.75
402310 Holdings LLC	113,000.00
Section 754 Step-up Asset	136,273.00
Section 754 Step-up Goodwill	139,863.00
Total Fixed Assets	**-$ 97,364.61**
Other Assets	
Franchise Fee	5,000,000.00
TOTAL ASSETS	**$ 6,966,903.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	344.35
Credit Cards	62,640.96
Other Current Liabilities	
Accrued Interest	3,750.00
Accrued Rent	8,705.70
Sales Tax Agency Payable	2,004.04
Unearned Revenue	419,823.60
Total Other Current Liabilities	**$ 434,283.34**
Total Current Liabilities	**$ 497,268.65**
Long-Term Liabilities	1,060,688.03
Total Liabilities	**$ 1,557,956.68**
Equity	
Member Equity	11,985,005.20
Member's Equity	-3,973,400.75
Net Income	-2,602,657.22
Total Equity	**$ 5,408,947.23**
TOTAL LIABILITIES AND EQUITY	**$ 6,966,903.91**

DCFC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	**$ (3,212,548)**
Adjustments to reconcile net loss to net cash from operating activities	
Credit losses	$ 109,366
Depreciation	$ 147,093
Non-cash lease expense	$ 129,082
Amortization of intangible assets	$ 494,178
Changes in operating assets and liabilities which (used) provided cash	
Accounts receivable	$ (239,102)
Inventory	$ 33,780
Prepaid expenses	$ (247,358)
Accrued expenses	$ 342,664
Deferred revenue	$ 213,556
Operating lease obligations	$ (129,082)
Net Change in Cash From Operating Activities	**$ (2,358,371)**
Cash Flows From Investing Activities	
Purchases and construction of property and equipment	$ (5,336,501)
Cash Flows From Financing Activities	
Proceeds from issuance of notes payable	$ 8,58,820
Repayments of notes payable	$ (1,098,286)
Net Change in Cash From Financing Activities	**$ 7,360,534**
Net Change in Cash and Cash Equivalents	**$ (334,338)**
Cash and cash equivalents, beginning of year	$ 1,620,834
Cash and cash equivalents, end of year	**$ 1,286,496**

DCFC HOLDINGS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

	2023
OPERATING ACTIVITIES	
Net Income	-2,602,657.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	3,434.00
Employee Retention Credits	58,980.34
Inventory Asset - Brick & Mortar Store	-108,873.84
Inventory Asset - Online Store	-8,163.07
Prepaid Expenses	-25,300.93
Accum. Amortization	342,657.54
Accum. Depreciation	36,250.66
Accounts Payable	-36,800.00
Chase Credit Card	60,775.56
Chase credit card 9327	-11,130.55
Accrued Interest	3,750.00
Accrued Rent	-5,051.00
Sales Tax Agency Payable: Sales tax payable	-808.43
Unearned Revenue: Unearned Revenue	
Unearned Revenue: Unearned Revenue - season tickets	-6,226.92
Unearned Revenue: Unearned Revenue - sponsorship	-18,334.00
Unearned Revenue: Unearned Revenue - VIP Suites	-16,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 269,159.36**
Net cash provided by operating activities	**-$ 2,333,497.86**
INVESTING ACTIVITIES	
Fixed Assets: Land - Tax Life 15 Years	-9,050.00
Fixed Assets: Personal Property - Tax Life 7 Years	-11,697.00
Fixed Assets: Stadium - Tax Life 15 Years	-53,384.67
Franchise Fee	-
402310 Holdings LLC	-113,000.00

Net cash provided by investing activities	**-$ 187,131.67**
FINANCING ACTIVITIES	
Notes Payable: Notes Payable	-67,508.38
Notes Payable-new financing	500,000.00
Member's Equity	36,000.00
Net cash provided by financing activities	**$ 468,491.62**
Net cash increase for period	**-$ 2,052,137.91**
Cash at beginning of period	3,672,253.32
Cash at end of period	**$ 1,620,115.41**

NOTE 1 — NATURE OF BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND COMPANY OPERATIONS

Nature of Business

The Company is a live sports and entertainment business engaged in soccer sporting and entertainment events. The Company plays and entertains both at home in Detroit, Michigan, and nationwide.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, which includes Detroit City Football Club, LLC, Detroit City Futbol League, LLC, 402310 Holdings, LLC, and Standish Holdco, LLC (collectively, the "Company Group"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting principles generally accepted in the United States of America permit the Company Group to elect, when certain conditions exist, not to apply variable interest entity guidance to an entity operating under common control with the Company Group. Management has determined that these conditions were met by the Company Group and, as a result, the Company Group has elected not to apply the VIE guidance to Detroit City Trademark Holding Co., LLC, Detroit City Sporting Coalition, Detroit City Clubhouse, LLC, and Detroit City Fieldhouse, LLC, entities affiliated through common control.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks and deposits in money market funds with original maturities when purchased of less than three months. The Company Group has not experienced any credit losses and does not believe it is exposed to any significant credit loss on these funds. The Company Group maintains its deposits in amounts which, at times, may exceed federally insured limits, in one local financial institution. Management does not believe the Company Group is exposed to any significant interest rate or other financial risk as a result of these deposits.

Accounts Receivable and Contract Liabilities

The timing of revenue recognition, billings and cash collections results in accounts receivable and deferred revenue (contract liabilities) on the consolidated balance sheet. Accounts receivable are customer obligations due under normal trade terms generally requiring payment within 30 to 60 days from the invoice date. No collateral or other security is required to support accounts receivable, which are stated at the amounts billed and due from customers less an allowance for expected credit losses. None of the Company Group's contracts have a significant financing component. Management estimates an allowance for expected credit losses based on the amount it expects to collect from customers, and the length of time the receivables have been outstanding, historical collection experience, current market conditions and forecasted economic and business environments. Amounts that are deemed to be uncollectible are written off against the allowance for credit losses.

Inventory

Inventory is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation.

Property and Equipment

Net property and equipment consist of the following at December 31, 2024:

Property and equipment	
Land	$ 16,536,529
Leasehold improvements	802,908
Construction in progress	1,677,375
Total	19,016,812
Less accumulated depreciation	673,452
Net property and equipment	**$ 18,343,360**

Depreciation expense was $147,093 in 2024.

Construction in progress represents the Company Group's stadium, parking, housing, and retail development projects. Management estimates the cost to complete these projects is approximately $185,000,000.

Revenue from Contracts with Customers

The Company Group generates revenue from variety of products and services. The Company Group does not include sales or other taxes in the transaction price and therefore, does not recognize these amounts as revenue. The Company Group does not have significant refunds on product returns. Some of the Company Group's contracts contain multiple performance obligations. For these contracts, the Company Group accounts for individual performance obligations if they are distinct. The transaction price is allocated to the separate performance obligations based on the relative stand alone selling prices.

Sponsorship Income

The performance obligations included in sponsorship agreements vary and may include various advertising benefits such as signage at the Company Group's facilities, digital advertising, event-specific advertising, and non-advertising benefits such as event tickets. Revenue is recognized ratably over the contract period.

Ticket Revenue

The Company Group's sports teams derive event-related revenue primarily from ticket sales, which are recognized at the point in time the related games occur. Suite license arrangements are generally one-year fixed fee agreements, with payment terms varying by contract and year. The Company Group's performance obligation under these arrangements is to provide the licensee with access to the suite during events. The suite license fees for all years during the license term are aggregated, and revenue is recognized proportionately over the license period as the Company Group satisfies the related performance obligations. Ticket revenue in 2024 disaggregated by point in time and over time recognition was $1,770,186 and $476,034, respectively.

Merchandise and Concession Fees

The Company Group earns revenues from the sale of merchandise and concession fees charged to an entity, related through common ownership. The majority of the Company Group's merchandise revenues, and concession fee revenues, are generated through on-site sales during live event performances at each home game. Additionally, the Company Group generates revenues from the sale of merchandise through online sales. Revenue from online sales is recognized at the point in time when the merchandise is shipped.

Youth Club Fees

The Company Group has arrangements with multiple performance obligations. The performance obligations in youth club agreements vary and may include various benefits such as the use of the Company Group logo, use of practice facilities and the stadium, fundraising events during agreed-upon games, as well as non-advertising benefits such as event tickets over a specified period of time. Revenue from these fees is recognized ratably over the contract period.

Advertising Expenses

The costs of advertising and product promotion, which are expensed as incurred, were approximately $174,000 in 2024.

NOTE 2 — RELATED PARTY TRANSACTIONS

The Company Group has a liquor license agreement with an entity, related through common ownership, granting the entity exclusive rights to sell beverages at each home game. In return, the entity pays a set amount per game to the Company Group for these exclusive rights and access. Total concession-related consideration received from this related party for 2024 amounted to approximately $182,000.

The Company Group has a shared services agreement under which it receives consideration for a portion of employee salaries paid by the Company Group on behalf of three related parties under common ownership. Total consideration received from these related parties for these shared services for 2024 amounted to $385,014 and is reported as a reduction of expense.

During 2024, the Company Group purchased meals from a related party under common ownership. Total purchases from the related party during 2024 amounted to $112,275.

The Company Group has a sublease agreement with a related party under common ownership. Sublease rental expenses paid for 2024 amounted to $110,675.

The Company Group entered into a licensing agreement with a related party under common ownership for the use of certain trademarks and logos. The agreement requires the Company Group to pay a 3% royalty on all merchandise revenue earned and a 50% royalty on all sublicensing revenue. Total royalty expense for 2024 amounted to approximately $34,000.

NOTE 3 — LONG-TERM DEBT

During 2024 and 2023, the Company Group issued convertible notes payable to investors for various amounts. These notes bear an interest rate of 6% and have maturity dates ranging from November 2028 to December 2029. Each note is secured by an interest in the property but is subordinate to all other financing. Each note holder has the option to settle the notes in cash or to convert the outstanding principal balance of the note and accrued and unpaid interest into Class B Units in the Company Group at a conversion price of $308.82 per unit. As a result, these notes are classified as debt on the Company Group's consolidated balance sheet.

Long-term debt including interest consists of the following obligations at December 31, 2024:

Various unsecured convertible notes payable due in 2028 and 2029 which carry interest rates of 6%.	$ 12,240,072
Secured note payable with a principal balance of $7,055,000. As of December 31, 2024, the note was in forbearance.	$ 6,440,810
Secured note payable with an original principal balance of $1,000,000, accruing interest at 12%. A lump sum	$ 1,002,000

payment of all principal and interest is due on October 1, 2025.	
Land contract with an original principal balance of $700,000, due in monthly installments of $3,000, including interest at 5%. A final balloon payment of all remaining principal and interest is due upon maturity on November 22, 2026.	$ 702,917
Note payable with an original principal balance of $200,000, due in monthly installments of $500, including interest at 2%. A final balloon payment of all remaining principal and interest is due upon maturity on May 1, 2026.	$ 198,726
SBA Small Business Administration Economic Injury Disaster Loan ("EIDL") loan with a principal balance of $500,000, with monthly installments of $2,515, including interest at 3.75%, due through May 21, 2050.	$ 496,456
Total long-term debt	$ 21,080,981
Less current portion	$ 7,517,990
Long-term debt, net of current portion	$ 13,562,991

Scheduled annual principal and interest maturities of long-term debt for each of the five years succeeding December 31, 2024 and thereafter, are summarized as follows:

Year	Amount
2025	$7,517,990
2026	886,823
2027	30,180
2028	30,180
2029	12,270,252
Thereafter	345,556
Total	**$ 21,080,981**

Interest expense capitalized and included in construction in progress amounts to approximately $910,000 in 2024.

NOTE 4 —LEASES

The Company Group leases its facilities from both third parties and related parties.

The following table summarizes the composition of related party net lease cost during the year ended December 31, 2024:

Operating lease cost	$ 143,453
Variable lease cost	31,513
Short-term lease cost	125,419
Sublease income	(12,575)
Total lease cost	**$ 287,810**

The following table presents a maturity analysis summary of the Company Group's operating lease obligations recorded on the consolidated balance sheet at December 31, 2024:

Year	Operating Leases
2025	$ 138,837
2026	134,825
2027	134,842
2028	18,490
Total lease payments	426,994
Less interest	(25,315)
Total lease obligations	401,679
Less current portion	125,335
Long-term lease obligations	**$ 276,344**